

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-mail
Alexandre Clug
Chief Operating Officer
PanAm Terra, Inc.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132

> **Re: PanAm Terra, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form 10-12G**
> **Filed March 1, 2012**
> **File No. 000-54375**

Dear Mr. Clug:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 23

1.   We note the two convertible notes issued to Pacific Trade Ltd. are convertible into approximately 240 million shares, which would represent approximately 98% of your outstanding shares upon full conversion. Because the 4.99% conversion limitation appears contractual, please add Pacific Trust Ltd. to this section and identify the natural person that beneficially owns the convertible notes. Considering the substantial nature of the convertible note, please revise to discuss the relationship between Mr. Clug and Pacific Trade Ltd. and its control person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Adviser

cc: Robert Brantl